FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2007
VIDEOTRON LTD./VIDÉOTRON LTÉE
(Name of Registrant)
300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F      ☑                Form 40-F      ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes           ☐                No            ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
VIDEOTRON LTD.
(s) Yvan Gingras

By:	Yvan Gingras

Executive Vice-President, Finance and
Operations and Chief Financial Officer

Date:	August 22, 2007

Quarterly Report for the Period Ending
June 30, 2007
VIDEOTRON LTD.
Filed in this Form 6-K
Documents index
1.	Quarterly Report for the period ended June 30, 2007 of Videotron Ltd.

QUARTERLY REPORT
2007 FISCAL YEAR
VIDEOTRON LTD
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Six-Month Period
January 1, 2007 — June 30, 2007
August 20, 2007

VIDEOTRON LTD
Interim Consolidated Financial Statements
(Unaudited)
Six-month periods ended June 30, 2007 and 2006

Highlights
FINANCIAL STATISTICS

	For the three-month		For the six-month
	period ended		period ended
	June 30,	June 30,	June 30,	June 30,
(in thousands of Canadian dollars)	2007	2006	2007	2006

Revenues	$372,159	$314,270	$730,702	$615,832
Operating income (1)	145,671	121,960	294,663	239,712
Amortization	51,625	43,875	102,279	90,383
Net income	71,725	48,841	136,014	91,667
Cash flows provided by operating activities	138,537	146,224	192,659	163,882
Acquisition of fixed assets	68,868	82,608	157,133	141,941

CUSTOMER STATISTICS

	For the three-month		For the six-month
	period ended June 30,		period ended June 30,
	2007	2006	2007	2006

Homes passed (2)			2,475,049	2,438,579

Cable

Basic Cable Customers (3)			1,584,551	1,521,198
% Penetration (4)			64.0%	62.4%
Basic Cable, net additions	1,859	1,228	12,140	15,085

Digital Cable Customers			679,141	545,358
% Penetration (5)			42.9%	35.9%
Digital Cable, net additions	26,251	33,087	55,495	70,729

Internet Access

Cable Modem			853,926	710,595
% Penetration (4)			34.5%	29.1%
Cable Modem, net additions	26,038	28,772	61,960	72,624

Telephony

Cable Telephony Customers			503,746	283,164
% Penetration (4)			20.4%	11.6%
Cable Telephony Customers, net additions	54,999	56,210	105,886	120,215

Wireless Telephony Customers			30,747	nil
Wireless Telephony Customers, net additions	10,492	nil	18,921	nil

(1)	We define operating income as net income before amortization, financial expenses, dividend income from parent company, income taxes and non-controlling interest in a subsidiary.

See “— General” for more information on operating income.

(2)	Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by cable television distribution network in a given cable system service area in which the programming services are offered.

(3)	Basic customers are customers who received basic cable service, including analogue and digital customers.

(4)	Represents customers as a percentage of homes passed.

(5)	Represents digital customers as a percentage of basic customers.

MANAGEMENT’S DISCUSSION AND ANALYSIS
     This report contains forward-looking statements with respect to our financial condition, results of operations and business and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things. our anticipated business strategies, anticipated trends in our business, and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. See “Item 3 — Key Information - Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2006 for more information on factors that may affect actual results. Each of these forward-looking statements speaks only as of the date of this quarterly report. We will not update these statements unless the securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC), as described under “Item 10 - Additional Information — Documents on Display.” The following discussion and analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with “Item 5 — Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the year ended December 31, 2006 (filed on EDGAR at www.sec.gov) and our annual and interim consolidated financial statements and the notes thereto.
     The following management’s discussion and analysis of financial condition and results of operations cover the main activities of the first and second quarters of 2007 and the major changes from the last financial year. It should be read in conjunction with the information in the annual report (Form 20-F) for the year ended December 31, 2006.
General
     This Management’s Discussion and Analysis contains an analysis of our consolidated financial position as of June 30, 2007 and the results of our operations and cash flows for the six-month periods ended June 30, 2006 and 2007. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. Note 12 to our interim consolidated financial statements for the periods ended June 30, 2006 and 2007 contains discussions of the principal differences between Canadian GAAP and U.S. GAAP and the extent to which those differences affect our interim consolidated financial statements. All amounts are in Canadian dollars unless otherwise specified.
     We define operating income, as reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, income taxes, and non-controlling interest. Operating income, as defined above, is not a measure of results that is consistent with Canadian or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Operating income is also commonly used in the sectors in which we operate, as well as by the investment community to analyze and compare companies. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating revenues.

     Average monthly revenue per user, or ARPU, is an industry metric that we use to measure our cable, Internet and telephony revenues. ARPU is not a measurement under Canadian nor U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate ARPU of each product line; cable television, Internet access and telephony, by dividing the related revenues by the average basic number of related customers during the applicable period, and then dividing that result by the number of months in the applicable period.
Recent Developments
     On July 1, 2006, the Company merged with its parent, 9101-0827 Québec Inc. This transaction has been accounted for using the continuity of interest method, and the results of operations and financial position of 9101-0827 Québec Inc. have been included in these consolidated financial statements as if the two companies had always been combined. Comparative figures have been restated to reflect this merger.
Three Months Ended June 30, 2007 Compared with Three Months Ended June 30, 2006
Revenues
     Consolidated operating revenues for the second quarter ended June 30, 2007 were $372.2 million compared with $314.3 million for the same period in 2006, representing an increase of $57.9 million (18.4%).
     Cable television revenues for the second quarter ended June 30, 2007 increased by $14.4 million (8.6%) as compared with the same period in 2006. This growth was primarily due to an increase in the average number of basic cable customers of 63,860 over the average number in the second quarter ended June 30, 2006, higher buying rates for our video-on-demand and pay-TV products, as well as the price increases implemented at the beginning of March 2006 and March 2007, partially offset by higher bundling discounts due to the increase in cable telephony customers. In the second quarter of 2007, we recorded a net addition of 1,859 cable television customers (0.1%), bringing the number of basic cable customers to 1,584,551, versus an increase of 1,228 customers (0.1%) and a total of 1,521,198 basic cable customers for the second quarter ended June 30, 2006. During the second quarter ended June 30, we also increased the number of digital customers by 26,251 (4.0%), compared with an increase of 33,087 (6.4%) for the same period in 2006. In the second quarter ended June 30, ARPU for our cable television services increased from $36.72 in 2006 to $38.28 in 2007, reflecting price increases and the migration from analog to digital.
     Internet revenues for the second quarter ended June 30, 2007 increased by $19.3 million (23.2%), mainly due to an increase in the average number of cable-modem Internet customers of 145,769 over the average number in the same period ended June 30, 2006, along with increased revenues from usage of bandwidth over the limits stipulated in the contracts with our customers and a decrease in discounts per customer. The number of cable-modem Internet customers increased by 26,038 (3.1%) to 853,926 as of June 30, 2007, compared with an increase of 28,772 (4.2%) to 710,595 customers for the same period in 2006. ARPU for our Internet services increased from $38.84 in the second quarter ended June 30, 2006 to $39.96 for the same period in 2007. This increase was due to higher usages revenues as well as price increases.
     Telephony revenues for the second quarter ended June 30, 2007 increased by $24.2 million, mainly due to an average of 475,955 cable telephony customers in the second quarter of 2007, versus 253,621 customers for the same period in 2006. The number of cable telephony customers increased by 54,999 (12.3%) to 503,746 in the second quarter ended June 30, 2007, compared with an increase of 56,210 (24.8%) customers for a total of 283,164 customers for the same period in 2006. In the second quarter ended June 30, 2007, ARPU for our cable telephony services decreased from $31.53 in the second quarter ended June 30, 2006 to $30.99 for the same period in 2007. This decrease was due to a slight increase in customer discounts. We also launched our mobile wireless telephony services in August 2006. In this second quarter, we activated 10,492 lines to reach a total of 30,747 lines as of June 30, 2007.
     Business solution revenues for the second quarter ended June 30, 2007 were $17.7 million compared with $18.7 million for the same period in 2006, representing a decrease of $1.0 million (-5.3%), mainly due to the restructuring of a contract with an affiliated company.

     Revenues from video stores for the second quarter ended June 30, 2007 decreased by $0.5 million (-4.0%), mainly due to lower video rentals, retail sales and royalties. These reductions were partially offset by the acquisition of new stores in 2006 and 2007.
     Other revenues, which represent mainly sales of equipment to customers, amounted to $9.5 million in the second quarter ended June 30, 2007 compared to $8.0 million in the second quarter ended June 30, 2006. This was due to an increase in the sale of higher value set-top boxes as well as wireless equipment, partly offset by a lower volume of sales of basic set-top boxes.
Direct Costs and Operating, General and Administrative Expenses
     Direct costs increased by $12.0 million (15.3%) to reach $90.3 million for the second quarter ended June 30, 2007, versus $78.3 million for the same period in 2006. Direct costs for cable television services, which consist primarily of programming costs, increased by $6.8 million for the second quarter ended June 30, 2007, due to a larger number of customers, a higher penetration of digital customers, and the addition of more free content on our video-on-demand service. The programming fees we pay are based on rates per customer. Internet access direct costs for the second quarter ended June 30, 2007 increased by $0.1 million, due to a greater number of Internet access customer, since the cost per subscriber dropped in 2007. Direct costs for telephony services, consisting of long distance, 911 fees, portability fees, royalties for our wireless telephony services and other costs, increased by $3.2 million, due to the growth in the number of customers, as well as the launch of our wireless telephony services. Other costs increased by $1.9 million, mainly due to the purchase of wireless telephony equipment in 2007, partly offset by the lower number of set-top boxes sold and a lower acquisition cost for such equipment.
     Operating, general and administrative expenses increased by $22.2 million (19.5%) to reach $136.2 million for the second quarter ended June 30, 2007, compared with $114.0 million for the same period in 2006. This increase was mainly due to an increase in management fees to our parent company and additional charges for the parent company stock option plan. In accordance with the accounting method used, the impact on the stock option charge of fluctuations in the Company’s fair value is recorded during the quarter in which the change occurred. This increase was also due to the additional resources required to support the growth in our customer base for Internet access, telephony and cable television services, as well as the launch of our wireless telephony services. There was also an increase in network maintenance.
Operating Income
     Operating income for the second quarter ended June 30, 2007 was $145.7 million, compared with $122.0 million for the same period in 2006, representing an increase of $23.7 million (19.4%). The additional charge for the parent company’s stock option plan has had a negative impact of $12.6 million on our operating income of the second quarter of 2007. Without this additional charge, the operating income would have been 29.8% higher than the one disclosed for the same period in 2006. Operating income margin increased to 39.1% for the second quarter ended June 30, 2007 from 38.8% for the same period in 2006, mostly due to the significant increase in customers for Internet access and telephony services. Our definition of operating income was provided above and a reconciliation of operating income to net income is provided in “Item 3 — Key Information - Selected Financial Data” in our annual report on Form 20-F for the year ended December 31, 2006.
Amortization
     Amortization expenses for the second quarter ended June 30, 2007 were $51.6 million compared with $43.9 million for the same period in 2006, representing an increase of $7.7 million (17.5%), due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services.
Financial Expenses
     Financial expenses for the second quarter ended June 30, 2007 were $15.1 million, as compared with $25.4 million for the same period in 2006, representing a decrease of $10.3 million (-40.6%). In 2006, there was a loss of $5.0 million on revaluation of the additional amount payable, which didn’t occur in 2007. However, in 2007, we have a net gain of $2.7 million on derivative instruments and on foreign currency translation of financial instruments compared to a minimal gain in 2006. We also had a lower interest expense ($1.3 million) on our long term debt and a dividend income on the fiscal consolidation (net of $1.1 million after the interest expense).

Income Taxes
     Income tax expenses for the second quarter ended June 30, 2007 were $7.2 million, compared with $3.8 million for the same period in 2006, representing an effective tax rate of 9.1% compared with 7.2% in 2006, due to tax consolidation transactions, through which the dividend income we received from 9101-0835 Québec Inc., a subsidiary of Quebecor Média Inc., was non-taxable, resulting in an expense reduction of $11.6 million. See “ — Liquidity and Capital Resources — Purchase of Shares of Quebecor Média and Service of Subsidiary Subordinated Loan”.
Net Income
     Net income was $71.7 million for the second quarter ended June 30, 2007, as compared with $48.8 million for the same period in 2006, an increase of $22.9 million (46.9%).
Six-Month Period Ended June 30, 2007 Compared to Six-Month Period Ended June 30, 2006
Revenues
     Consolidated operating revenues for the six-month period ended June 30, 2007 reached $730.7 million compared to $615.8 million for the same period in 2006, representing an increase of $114.9 million (18.7%).
     Cable television revenues for the six-month period ended June 30, 2007 increased by $27.9 million (8.4%) to reach $359.7 million. This growth was primarily due to an increase of 64,258 average basic cable customers over the previous period, higher buying rates for our video-on-demand and pay-TV products, as well as the price increases implemented at the beginning of March 2006 and March 2007, partially offset by higher bundling discounts due to the increase in cable telephony customers. We realized a net increase of 12,140 basic cable customers for the six-month period ended June 30, 2007, compared to 15,085 customers during the same period in 2006. We increased the number of digital customers by 55,495, or 8.9%, for the six-month period ended June 30, 2007, compared to 70,729, or 15.9% in 2006. For the analyzed period, ARPU for our cable television services increased from $36.44 to $37.90.
     Internet revenues reached $201.5 million for the six-month period ended June 30, 2007 increasing by $39.9 million (24.7%), mainly due to an increase of 148,591 average cable-modem Internet customers over the average number in the same period ended June 30, 2006, along with increased revenues from usage of bandwidth over the limits stipulated in the contracts with our customers. The number of cable-modem Internet customers increased by 61,960 (7.8%) to attain 853,926 as of June 30, 2007, compared to an increase of 72,624 (11.4%) to 710,595 customers for the same period in 2006. For the six-month period ended June 30, 2007, ARPU for our Internet services increased from $38.75 to $40.02. This increase was due to higher usage revenues as well as price increases.
     Telephony revenues totaled $90.5 million for the six-month period ended June 30, 2007, an increase of $48.2 million mainly due to an average of 450,100 cable telephony customers in the six-month period in 2007, versus 223,100 average customers for the same period in 2006, along with a price increase and the launch of our wireless telephony services in the third quarter of 2006. The number of cable telephony customers increased by 105,886 (26,6%) in the six-month period ended June 30, 2007, compared to an increase of 120,215 (73,8%) customers for the same period in 2006. For the six-month period ended June 30, 2007, ARPU for our cable telephony services was $31.15 while it was at $31.61 in 2006, due to more aggressive bundling discounts to attract new customers in 2007. We also launched our mobile wireless telephony services in August 2006. As of June 30 2007, 30,747 lines had been activated, including 18,921 lines in the first six months of 2007.
     Business solution revenues for the six-month period ended June 30, 2007 were $35.2 million compared to $37.4 million for the same period in 2006, representing a decrease of $2.2 million (-5.9%), mainly due to the restructuring of a contract with an affiliated company.
     Revenues from video stores for the six-month period ended June 30, 2007 decreased by $0.2 million (-0.9%), mainly due to lower video rentals, retail sales and royalties. These reductions were partially offset by the acquisition of new stores in 2006 and 2007.

     Other revenues, which represent mainly sales of equipment to customers, increased by $1.4 million to $18.9 million for the six-month period ended June 30, 2007, compared to $17.5 million for the same period in 2006. This was due to an increase in the sale of higher value set-top boxes as well as wireless equipment, partly offset by a lower volume of sales of basic set-top boxes.
Direct Costs and Operating, General and Administrative Expenses
     Direct costs increased by $21.8 million (14.1%) to reach $176.6 million for the six-month period ended June 30, 2007, versus $154.8 million for the same period in 2006. Direct costs for cable television services increased by $13.9 million for the six-month period ended June 30, 2007, due to a larger number of customers, a higher penetration of digital customers, and the addition of content on our video-on-demand service. Internet access direct costs for the six-month period ended June 30, 2007 increased by $0.4 million, due to a greater number of Internet access customers and an increase in bandwidth usage. This increase was partially offset by the lower procurement cost of the bandwidth. Direct costs for telephony services increased by $5.3 million due to the growth in the number of customers and the launch of our wireless telephony services. Other costs increased by $2.2 million, mainly due to the purchase of wireless telephony equipment in 2007, partly offset by the lower number of set-top boxes sold and a lower acquisition cost for such equipment..
     Operating, general and administrative expenses increased by $38.1 million (17.2%) to reach $259.4 million for the six-month period ended June 30, 2007, compared to $221.3 million for the same period in 2006. This increase was mainly due to an increase in management fees to our parent company and additional charges for our stock option plan. This increase was also due to the additional resources required to support the growth in our customer base for Internet access, telephony and cable television services, as well as the launch of our wireless telephony services. There was also an increase in network maintenance and advertising fees.
Operating Income
     Operating income for the six-month period ended June 30, 2007 was $294.7 million, compared to $239.7 million for the same period in 2006, representing an increase of $55.0 million (22.9%). The additional charge for the parent company’s stock option plan has had a negative impact of 15.2 million on our operating income. Without this additional charge, the operating income would have been 29.3% higher than the one disclosed for the same period in 2006. Operating income margin increased to 40.3% for the six-month period ended June 30, 2007 from 38.9% for the same period in 2006. This increase was mostly due to the significant increase in customers for Internet access and telephony services. A reconciliation of operating income to net income is provided in “Item 3 — Key Information — Selected Financial Data” in our annual report on Form 20-F for the year ended December 31, 2006.
Amortization
     Amortization expenses for the six-month period ended June 30, 2007 were $102.3 million compared to $90.4 million for the same period in 2006, representing an increase of $11.9 million (13.2%), due to additional acquisitions of fixed assets, mostly related to telephony and Internet access services.
Financial Expenses and Dividend Income
     Financial expenses for the six-month period ended June 30, 2007 were $32.6 million, as compared to $37.0 million for the same period in 2006, representing a decrease of $4.4 million (-11.9%). In 2006, there was a gain of $3.3 million on revaluation of the additional amount payable, which did not occur in 2007. However, in 2007, we have a net gain of $2.4 million on derivative instruments and on foreign currency translation of financial instruments compared to a minimal gain in 2006. We also had lower interest in 2007 ($1.2 million) on long term debt, a gain of $1.9 million on foreign currency translation of short-term monetary items and the dividend income on the fiscal consolidation (net of $1.9 million after the interest expense).
     See “Liquidity and Capital Resources — Sources of Liquidity and Capital Resources — Capital Market Debt Financing.”
Income Taxes
     Income tax expenses for the six-month period ended June 30, 2007 were $23.7 million, compared to $20.6 million for the same period in 2006, representing an effective tax rate of 14.8% compared to 18.4% in 2006. The decrease is primarily due to tax consolidation transactions.

Net Income
Net income was $136.0 million for the six-month period ended June 30, 2007, as compared to $91.7 million for the same period in 2006, an increase of $44.3 million (48.3%).
Liquidity and Capital Resources
Uses of Liquidity and Capital Resources
     Our principal liquidity and capital resource requirements consist of:
•	capital expenditures to maintain and upgrade our network in order to support the growth of our customer base and the launch and expansion of new or additional services;

•	the servicing and repayment of our debt; and

•	distributions to our shareholder.
     Capital Expenditures. During the six-month period ended June 30, 2007, we invested $157.1 million in fixed assets, compared with $141.9 million for the same period in 2006, an increase of $15.2 million. This growth was due to higher investments in our Internet network and the modernization of certain parts of our network. We continue to focus on success-driven capital spending and on maintaining our network in very good condition.
     The strategy pursued of maintaining a leadership position by offering a variety of related products and services, as well as launching new and advanced products and services, requires investments in our network to support growth in our customer base and in bandwidth requirements. We have therefore implemented a modernization program to upgrade our networks in Quebec City and in the central region of Quebec from a bandwidth of 480 MHz to 750 MHz or greater. Both projects have been completed during the first semester of 2007, which bring approximately 96% of our network in Quebec to 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever-increasing speed of Internet access and the increasing demand for our new cable telephony service, we are currently considering a number of alternatives to address these increasing network capacity requirements resulting from higher demand for such advanced products and services. Implementing one or a combination of those alternatives would require substantial investments in our network in the coming years.
     Service and Repayment of Our Debt. During the six-month period ended June 30, 2007, we made cash interest payments of $39.2 million, compared with $59.1 million for the same period in 2006. The decrease is mainly due to interest paid in 2006 consequent to the reimbursement of the $150.0 million subordinated loan from Quebecor Média.
     Purchase of Shares of Quebecor Média and Service of Subsidiary Subordinated Loan. Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have had the effect of effectively using tax losses within the Quebecor Média group.
     On January 3, 2007, we entered into back-to-back transactions by contracting a subordinated loan of $1.0 billion from Quebecor Média and investing the $1.0 billion into 1,000,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Média Inc. On May 31, 2007, the Company increased the subordinated loan by $870.0 million and invested the total proceeds into 870,000 preferred shares, Series B, of 9101-0835 Québec Inc. The subordinated loan bears interest at a rate of 10.5% payable every six months on June 20 and December 20, and matures on January 3, 2022. The preferred shares carry the right to receive a cumulative annual dividend of 10.85%, payable semi-annually.
     Also on May 31, 2007, CF Cable TV inc., a wholly-owned subsidiary of the Company, entered into a back-to-back transaction by contracting a subordinated loan of $125.0 million from Quebecor Média and invested the $125 million into 125,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Média Inc. The subordinated loan bears interest at a rate of 10.5% payable every six months on June 20 and December 20, and matures on January 3, 2022. The preferred shares carry the right to receive a cumulative annual dividend of 10.85%, payable semi-annually.
     Distributions to our Shareholder. During the six-month period ended June 30, 2007, we paid $25.3 million to our sole shareholder, Quebecor Média, in respect of reductions in paid-up capital, compared to total cash distributions of $108.7 million for the same period in 2006. See Note 9 to our interim consolidated financial statements for the six-month periods ended June 30, 2006 and 2007. We expect to make cash distributions to our shareholder in the future, within the limits set by the terms of our indebtedness and applicable laws.
     Contractual Obligations and Other Commercial Commitments Our material obligations under firm contractual arrangements, including commitments for future payments under our credit facilities, our various Notes and operating lease arrangements, as of December 31, 2006, are disclosed in notes 13, 16 and 17 to our annual consolidated financial statements for the years ended December 31, 2004, 2005 and 2006. With the exception of the back-to-back transactions, there have been no significant changes to our material contractual obligations and other commercial commitments since December 31, 2006.
Sources of Liquidity and Capital Resources
     Our primary sources of liquidity and capital resources are:
•	funds from operations;

•	financing from related party transactions;

•	capital market debt financing; and

•	our credit facilities.
     Funds from Operations. Cash flows related to operations before changes in non-cash operating items amounted to $268.9 million for the six-month period ended June 30, 2007, compared with $207.7 million for the same period in 2006. This $61.2 million increase is mainly due to higher operating income. Cash used by the changes in non-cash operating items was $76.2 million for the six-month period ended June 30, 2007, compared with $43.8 million for the same period in 2006, representing an increase of $32.4 million. Cash provided by operating activities during the second quarter ended June 30, 2007 was $192.7 million compared with $163.9 million for the same period in 2006, representing an increase of $28.8 million (17.6%).
     Credit Facilities. On January 17, 2006, we drew $237.0 million on our revolving credit facility to reimburse the capital and interest of the subordinated loan to the parent company and paid $83.7 million as a reduction of paid-up capital. As of June 30, 2007, we had an outstanding balance of $50.0 million ($49.0 million at December 31, 2006), with $400.0 million ($401.0 million at December 31, 2006) unused on this revolving credit facility. We believe that, based on our current levels of operations and anticipated growth, our cash from operations, together with other available sources of liquidity described above, will be sufficient to fund our currently anticipated capital expenditures and to make the required payments of principal and interest on our debt, including payments due on our 6 7/8% Senior Notes, due January 15, 2014, and our 6 3/8% Senior Notes, due December 15, 2015, as well as on our credit facilities. We also expect, to the extent permitted by the terms of our indebtedness and applicable laws, to make cash distributions to our shareholder in the future.
Critical Accounting Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that all of our critical accounting estimates are as described in our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, included in our annual report on Form 20-F filed for the year ended December 31, 2006, and that there has been no change in such critical accounting estimates since December 31, 2006.

Risks and Uncertainties
     In the normal course of business, we are exposed to fluctuations in interest and exchange rates. We manage this exposure through staggered maturities and a balance of fixed- and variable-rate obligations. As of June 30, 2007, we were using derivative financial instruments to reduce our exchange and interest rate exposure. There have been no significant changes in our exposure to fluctuations in interest and exchange rates since December 31, 2006.
     While these agreements expose us to the risk of non-performance by a third party, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of our counterparties. A description of the financial derivatives used by us as of December 31, 2006 is provided in note 1(j) to our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, and in “Item 11 — Quantitative and Qualitative Disclosure about Market Risk” in our annual report on Form 20-F for the year ended December 31, 2006.
     Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivables from individual customers. As of June 30, 2007, we had no significant concentration of credit risk.
Regulation
     We are subject to extensive government regulation, mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-television and Telecommunications Commission (CRTC). Changes to the regulations and policies governing broadcast television, specialty channels and program distribution through cable and direct broadcast satellite services, Internet service providers, VoIP services, as well as the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures, could have a material effect on our business, financial condition or results of operations. The significant government regulations, which affect our operations, are summarized in our annual report on Form 20-F for the year ended December 31, 2006.
     On April 4, 2007, the Government of Canada issued an order amending a CRTC decision dated April 6, 2006, wherein the CRTC had established a framework for the forbearance from regulation of local exchange services offered by the incumbent telephone companies. Most notably, the Canadian Government’s order reduced the size of the relevant geographic markets for forbearance analysis, replaced the CRTC’s market share loss criterion with a competitor network presence criterion, and relaxed the CRTC’s criteria related to the quality of certain services offered by incumbents to competitors. The Government also eliminated, effective immediately, restrictions on incumbent winback and promotional activities, and ordered the CRTC to process within 120 days incumbent applications for forbearance in Canada’s ten largest census metropolitan areas (CMAs), including Montreal, Quebec City and Ottawa-Gatineau. All competing incumbent local exchange carriers (ILECs) have since filed applications for forbearance in their largest CMAs. The CRTC has effectively granted the forbearance to the incumbents in the largest Canadian metropolitan areas for residential telephony on August 3, 2007. Regarding non residential telephony, the CRTC is still studying the applications filed and should issue decisions in the coming weeks.
New Accounting Policies
     Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive income, Section 3855, Financial Instruments — Recognition and Measurement and Section 3865, Hedges. See Note 2 in our Interim Consolidated Financial Statements for the six-month periods ended June 30, 2006 and 2007 for a description of the significant changes. During the second quarter of 2007, the Company changed the date of its annual impairment tests for goodwill from October 1 to April 1. Accordingly, the Company performed its impairment tests on April 1, 2007 and concluded that the goodwill was not impaired. Apart from those modifications, there have been no changes to our critical accounting policies from those described in our annual consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, included in our annual report on Form 20-F filed for the year ended December 31, 2006.

VIDEOTRON LTD.
Interim Consolidated Statements of Income
(Unaudited)
Six-month periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars)

	Three-month period ended		Six-month period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

		(Restated -		(Restated -
		see note 3)		see note 3)
Operating revenues:
Cable television	$182,028	$167,579	$359,717	$331,785
Internet	102,348	83,041	201,484	161,623
Business solution	17,668	18,742	35,150	37,438
Telephony	48,234	23,992	90,467	42,312
Video stores	12,368	12,889	24,981	25,212
Other	9,513	8,027	18,903	17,462

	372,159	314,270	730,702	615,832

Direct costs and operating, general and administrative expenses	226,488	192,310	436,039	376,120

Amortization	51,625	43,875	102,279	90,383

Financial expenses (note 4)	15,066	25,417	32,567	36,970

Income before income taxes and non-controlling interest	78,980	52,668	159,817	112,359

Income taxes (note 5):
Current	(87)	(334)	(51)	197
Future	7,287	4,135	23,779	20,437

	7,200	3,801	23,728	20,634

	71,780	48,867	136,089	91,725

Non-controlling interest	55	26	75	58

Net income	$71,725	$48,841	$136,014	$91,667

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Comprehensive Income
(Unaudited)
Six-month periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars)

Three-month period ended			Six-month period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

		(Restated -		(Restated -
		see note 3)		see note 3)
Net income	$71,725	$48,841	$136,014	$91,667

Other comprehensive income:
Unrealized loss on derivative instruments	(4,100)	—	(183)	—
Income taxes	2,710	—	1,816	—

Comprehensive income	$70,335	$48,841	$137,647	$91,667

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Deficit
(Unaudited)
Six-month periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars)

	Three-month period ended		Six-month period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

		(Restated -		(Restated -
		see note 3)		see note 3)
Deficit at beginning of period, as previously reported	$(618,147)	$(800,708)	$(673,125)	$(843,534)

Cumulative effect of changes in accounting policies (note 2)	—	—	(9,311)	—

Deficit at beginning of period, as restated	(618,147)	(800,708)	(682,436)	(843,534)

Excess of consideration issued over the value of debt transferred to the parent company	—	(3,282)	—	(3,282)

Net income	71,725	48,841	136,014	91,667

Dividend	—	(10,000)	—	(10,000)

Deficit at end of period	$(546,422)	$(765,149)	$(546,422)	$(765,149)

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Cash Flows
(Unaudited)
Six-month periods ended June 30, 2006 and 2007
(in thousands of Canadian dollars)

	Three-month period ended		Six-month period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

		(Restated -		(Restated -
		see note 3)		see note 3)
Cash flows related to operating activities:
Net income	$71,725	$48,841	$136,014	$91,667
Adjustments for the following items:
Amortization	56,808	48,642	112,407	98,977
Future income taxes	7,287	4,135	23,779	20,437
Loss on disposal of fixed assets	140	219	268	318
Non-controlling interest	55	26	75	58
Amortization of debt premium and discount	(730)	(384)	(1,459)	(767)
Loss (gain) on revaluation of additional amount payable	—	4,955	—	(3,286)
Net gain on derivative instruments and on foreign currency translation of financial instruments (note 4)	(2,683)	(23)	(2,394)	(44)
Unrealized loss on foreign currency translation of short-term monetary items	2,315	49	178	345

	134,917	106,460	268,868	207,705
Net change in non-cash balances related to operations	3,620	39,764	(76,209)	(43,823)

Cash flows provided by operating activities	138,537	146,224	192,659	163,882
Cash flows related to investing activities:
Acquisition of fixed assets	(68,868)	(82,608)	(157,133)	(141,941)
Net decrease in temporary investments	997	40,500	987	40,496
Acquisition of shares of a company under common control	(995,000)	—	(1,995,000)
Other	(29)	(1,016)	(393)	(1,398)

Cash flows used in investing activities	(1,062,900)	(43,124)	(2,151,539)	(102,843)
Cash flows related to financing activities:
Net borrowings under bank credit facility	(48,000)	(66,000)	1,000	179,000
Repayment of subordinated loan to parent company	—	—	—	(150,000)
Settlement of derivative financial instruments	—	—	16	(950)
Reduction in paid-up capital	(8,250)	(15,000)	(25,250)	(108,749)
Dividend	—	(10,000)	—	(10,000)
Subordinated loan from parent company	995,000	—	1,995,000	—
Issuance of shares	—	111,536	—	111,536
Transfer of additional amount payable to parent company	—	(111,536)	—	(111,536)

Cash flows provided by financing activities	938,750	(91,000)	1,970,766	(90,699)

Net change in cash and cash equivalents	14,387	12,100	11,886	(29,660)
Cash and cash equivalents, beginning of period	(20,971)	(15,061)	(18,470)	26,699

Cash and cash equivalents, end of period	$(6,584)	$(2,961)	$(6,584)	$(2,961)

Cash and cash equivalents are comprised of:
Bank indebtedness	$(6,584)	$(2,961)	$(6,584)	$(2,961)

VIDEOTRON LTD.
Interim Consolidated Statements of Cash Flows, Continued
(Unaudited)
Six-month periods ended June 30, 2006 and 2007
(in thousands of Canadian dollars)

	Three-month period ended		Six-month period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

		(Restated -		(Restated -
		see note 3)		see note 3)
Cash interest payments	$10,851	$11,514	$39,248	$41,158
Cash interest payments to parent company	—	—	—	17,951
Cash income tax payments (net of refunds)	40	647	65	1,368

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Balance Sheets
(Unaudited)
As at June 30, 2007 and December 31, 2006
(in thousands of Canadian dollars)

	June 30,	December 31,
	2007	2006

Assets
Current assets:
Temporary investments	$—	$987
Accounts receivable	137,975	134,677
Amounts receivable from affiliated companies	8,976	2,660
Income taxes	349	310
Inventories	42,691	39,451
Prepaid expenses	14,311	8,568
Future income taxes	12,514	24,728

	216,816	211,381

Investments (note 7)	1,995,000	—
Fixed assets	1,332,749	1,289,429
Goodwill	438,819	438,582
Other assets	30,137	45,282
Future income taxes	3,433	3,358

	$4,016,954	$1,988,032

Liabilities and Shareholder’s Equity
Current liabilities:
Bank indebtedness	$6,584	$18,470
Accounts payable and accrued liabilities	192,254	263,290
Amounts payable to affiliated companies	41,984	41,529
Deferred revenue	147,083	135,335
Income taxes	39	81

	387,944	458,705

Deferred revenues	21,177	22,407
Pension plan accrued liability	8,902	8,624
Derivative instruments	223,162	71,828
Future income taxes	149,481	154,943
Long-term debt (note 6)	900,219	1,021,170
Subordinated loan to parent company (note 7)	1,995,000	—
Non-controlling interest	848	774

	3,686,733	1,738,451

Shareholder’s equity:
Share capital (note 9)	320,477	345,727
Contributed surplus	576,979	576,979
Deficit	(546,422)	(673,125)
Accumulated other comprehensive loss (note 11)	(20,813)	—

	330,221	249,581

	$4,016,954	$1,988,032

Subsequent event (note 13)
See accompanying notes to unaudited interim consolidated financial statements.
On behalf of the Board:
____________
____________

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
Six-month periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars)
1.	Basis of presentation:

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements, except as described below. These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and, therefore, should be read in conjunction with the December 31, 2006 audited consolidated financial statements and the notes thereto.

Certain comparative figures for statements previously presented have been reclassified to conform with the financial presentation adopted in the current period.

2.	Change in accounting policies:

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments - Recognition and Measurement and Section 3865, Hedges.

Changes in accounting policies in conformity with these new accounting standards are as follows:
(a)	Comprehensive income:

Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholder’s equity arising from transactions and other events with non-owner sources, such as unrealized gains and losses on financial assets classified as available-for-sale and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this Section, the consolidated financial statements now include a consolidated statement of comprehensive income.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars)
2.	Change in accounting policies (continued):
(b)	Financial instruments:

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities, and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments.

Financial assets and liabilities held-for-trading are measured at fair value with changes recognized in income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market and changes in fair value recorded in comprehensive income. The Company has classified its cash and cash equivalents and temporary investments as held-for-trading. Amounts receivable, amounts receivable from related parties, loans and other long-term receivable have been classified as loan and receivables. Portfolio investments were classified as available-for-sale, while all financial liabilities of the Company were classified as other liabilities.

Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivatives are recognized in financial expenses with the exception of derivatives designated as a cash flow hedge and, for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting the standard related to embedded derivatives.

(c)	Hedges:

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars)
2.	Change in accounting policies (continued):
(c)	Hedges (continued):

For derivative instruments designated as cash flow hedges, such as certain cross currency interest rate swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Upon adoption of these new standards, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures of prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:
•	Decrease in other assets of $14.5 million;

•	Increase in derivative financial instruments of $60.6 million;

•	Decrease in long-term debt of $28.6 million;

•	Decrease in future income tax liabilities of $14.8 million;

•	Increase in deficit of $9.3 million;

•	Increase in accumulated other comprehensive loss of $22.4 million.
The effects of these changes for the three-month period ended June 30, 2007 are an increase in net income of $5.8 million and a decrease in other comprehensive income of $1.4 million, and for the six-month period ended June 30, 2007 an increase in net income of $7.2 million and an increase in other comprehensive income of $1.6 million.
3.	Business reorganization:
On July 1, 2006, the Company merged with its parent, 9101-0827 Québec Inc. This transaction has been accounted for using the continuity of interest method, and the results of operations and financial position of 9101-0827 Québec Inc. have been included in these consolidated financial statements as if the two companies had always been combined. Accordingly, comparative figures have been restated to reflect this merger.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars)
4. Financial expenses:

	Three-month period ended		Six-month period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
		(Restated -		(Restated -
		see note 3)		see note 3)
Third parties:
Interest on long-term debt	$19,416	$20,679	$39,272	$40,475
Amortization of deferred financing costs	493	489	986	979
Amortization of debt premium and discount	(730)	(384)	(1,459)	(767)
Loss (gain) on revaluation of additional amount payable	—	4,955	—	(3,286)
Net gain on derivative instruments and on foreign currency translation of financial instruments1) 2) and 3)	(2,683)	(23)	(2,394)	(44)
Gain on foreign currency translation of short-term monetary items	(348)	(249)	(1,911)	(369)
Other	26	17	31	34

	16,174	25,484	34,525	37,022

Interest income	(4)	(103)	(9)	(477)

	16,170	25,381	34,516	36,545

Parent company:
Interest expense	33,929	36	59,837	425

Company under common control:
Dividend income	(35,033)	—	(61,786)	—

	$15,066	$25,417	$32,567	$36,970

1)	The Company recorded, on derivative instruments for which hedge accounting was not used, in the three-month periods ended June 30, 2007 and 2006, a loss of $4.8 million and a gain of $0.02 million, respectively, and in the six-month periods ended June 30, 2007 and 2006, a loss of $6.0 million and a gain of $0.04 million, respectively.

2)	The Company recorded, for the ineffective portion of cash flow hedges, in the three-month period ended June 30, 2007, a gain of $3.8 million and in the six-month period ended June 30, 2007, a gain of $3.1 million.

3)	The Company recorded, for the ineffective portion of fair value hedges, in the three-month period ended June 30, 2007, a gain of $3.7 million and in the six-month period ended June 30, 2007, a gain of $5.3 million.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars)
5.	Income taxes:

The following schedule reconciles income taxes computed on income before income taxes and non-controlling interest in a subsidiary, based on the consolidated basic income tax rate and the effective income tax rate:

	Three-month period ended		Six-month period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
		(Restated -		(Restated -
		see note 3)		see note 3)
Income taxes based on the combined federal and provincial basic income tax rate of 32.02% (2006 - 31.02%)	$25,289	$16,864	$51,173	$35,977
Change due to the following items:
Federal large corporation taxes	—	(449)	—	—
Non-taxable dividend from a company under common control	(11,218)	—	(19,784)	—
Non-deductible charges and/or loss deductible at a lower rate for which the tax benefit was not recorded	(3,749)	1,595	(5,117)	(1,036)
Reduction of future enacted tax rate	(2,505)	(14,914)	(2,505)	(14,914)
Other	(617)	705	(39)	607

	$7,200	$3,801	$23,728	$20,634

6.	Long-term debt:

	June 30,	December 31,
	2007	2006

Bank facility — revolving credit	$50,000	$49,000

Senior Notes (1)	888,050	972,170

	938,050	1,021,170
Change in fair value related to hedged interest rate risks	(29,133)	—
Adjustment related to embedded derivatives	4,815	—
Financing fees, net of amortization	(13,513)	—

	$900,219	$1,021,170

(1)	Period-end exchange rates were used to translate debt issued in a foreign currency.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars)
7.	Subordinated loan to parent company:

	June 30,	December 31,
	2007	2006

Subordinated loan — Quebecor Média Inc.	$1,995,000	$—

On January 3, 2007, the Company contracted a subordinated loan of $1.0 billion from Quebecor Média Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 3, 2022. On May 31, 2007, the Company increased the subordinated loan by $870.0 million. The Company invested the total proceeds of $1.0 billion and $870.0 million into 1,000,000 and 870,000 preferred shares, Series B, of 9101-0835 Quebec Inc., a subsidiary of Quebecor Média Inc. These shares carry the right to receive an annual dividend of 10.85% payable semi-annually.
On May 31, 2007, CF Cable TV Inc., a wholly-owned subsidiary of the Company, contracted a subordinated loan of $125.0 million from Quebecor Média Inc., bearing interest at a rate of 10.5% payable every six months on June 20 and December 20, and maturing on January 3, 2022. On the same day, CF Cable TV Inc. invested the total proceeds of $125.0 million into 125,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Média Inc. These shares carry the right to receive an annual dividend of 10.85% payable semi-annually.
The above transactions were carried out for tax consolidation purposes of Quebecor Média Inc. and its subsidiaries.
8.	Goodwill:

During the second quarter of 2007, the Company changed the date of its annual impairment tests for goodwill from October 1 to April 1. Accordingly, the Company performed its impairment tests for goodwill on April 1, 2007 and concluded that the goodwill was not impaired.
9.	Share capital:

Authorized share capital:
An unlimited number of common shares, without par value, voting and participating
An unlimited number of preferred shares, Series B, Series C, Series D, Series E and Series F, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars)
9.	Share capital (continued):

Authorized share capital (continued):
An unlimited number of preferred shares, Series G, ranking prior to all other shares with regard to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the Class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable

	June 30,	December 31,
	2007	2006
	Common	Common
	shares	shares

Issued and paid:
2,515,276 common shares Series A	$320,477	$345,727

On February 20, 2007, April 20, 2007 and May 8, 2007, the Company reduced the paid-up capital of its common shares by cash distributions of $17.0 million, $6.0 million and $2.3 million, respectively.
10.	Employee future benefits:

The Company maintains defined benefit and contribution pension plans for its employees. The total net benefit costs were as follows:

	Three-month period ended		Six-month period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

Net benefit costs:
Defined benefit plan	$1,230	$1,424	$2,514	$2,798
Defined contribution plan	1,407	1,270	2,946	2,466

	$2,637	$2,694	$5,460	$5,264

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars)
11.	Accumulated other comprehensive loss:

Balance as at January 1, 2007	$—
Cumulative effect of changes in accounting policies (note 2)	(22,446)
Other comprehensive income, net of income tax	1,633

Balance as at June 30, 2007	$(20,813)

No significant amount is expected to be reclassified to income over the next twelve months, in connection with derivatives designated as cash flow hedges, while the remaining accumulated other comprehensive loss is expected to be reversed over an eight-year period.
12.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:

Restatement of U.S. GAAP reconciliation note to financial statements relating to accounting for fair value hedge relationships:

The following U.S. GAAP financial information from the consolidated statements of income and comprehensive loss for the three-month period and the six-month period ended June 30, 2006 and consolidated balance sheet as at December 31, 2006 have been restated to reflect certain adjustments to previously reported financial information for the correction of an error related to the accounting for certain fair value hedge relationships. The Company has entered into fair value hedges of its debt with derivative instruments. The accounting for a fair value hedge in accordance with U.S. GAAP requires that the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk be recognized currently in earnings. The Company has determined that the adjustment to the carrying value of the debt (hedged item) attributable to the hedged risks was calculated and recorded incorrectly in previously presented financial information calculated in accordance with U.S. GAAP due to a misinterpretation of the applicable U.S. GAAP.

The following tables summarize the effects of the adjustments on the previously reported U.S. GAAP information.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars)
12.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated statements of income and comprehensive income:

	Three-month	Six-month
	period ended	period ended
	June 30,	June 30,
	2006	2006

Decrease in derivative instruments	$(2,292)	$(4,584)
Decrease in income tax expense	440	880

Net decrease in net income and comprehensive income	$(1,852)	$(3,704)

Consolidated balance sheets:

December 31,
2006

Increase in long-term debt	$23,766
Decrease in future income tax liabilities	(4,190)
Increase in deficit	19,576

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which are different in some respects from those applicable in the United States (“U.S. GAAP”), as described below. The following tables set forth the impact of significant differences between Canadian GAAP and U.S. GAAP on the Company’s consolidated financial statements.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars)
12.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statements of Income

	Three-month period ended		Six-month period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
		(Restated)		(Restated)
Net income for the period based on Canadian GAAP	$71,725	$48,841	$136,014	$91,667

Adjustments:
Push-down basis of accounting (i)	(1,389)	(2,116)	(3,543)	(4,233)
Development and pre- operating costs (iii)	364	(714)	794	(803)
Derivative instruments (iv)	(6,010)	(4,376)	(5,126)	(9,589)
Share-based payments	—	—	(500)	—
Income taxes (v)	614	1,442	338	5,079

	(6,421)	(5,764)	(8,037)	(9,546)

Net income for the period based on U.S. GAAP	$65,304	$43,077	$127,977	$82,121

Consolidated Statements of Comprehensive Income

	Three-month period ended		Six-month period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
		(Restated)		(Restated)

Net income for the period based on Canadian GAAP	$71,725	$48,841	$136,014	$91,667
Adjustments to net income as per above	(6,421)	(5,764)	(8,037)	(9,546)
Adjustments to other comprehensive income (vi):
Derivative instruments (iv)	1,300	1,586	5,217	1,599
Income taxes (v)	1,503	(160)	609	(466)

	2,803	1,426	5,826	1,133

Comprehensive income based on U.S. GAAP	$68,107	$44,503	$133,803	$83,254

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars)
12.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statements of Comprehensive Income (continued)

The accumulated other comprehensive loss as at June 30, 2007 and December 31, 2006 is as follows:

	June 30,	December 31,
	2007	2006
		(Restated)
Accumulated other comprehensive loss based on Canadian GAAP	$(20,813)	$—

Adjustments:
Pension and postretirement benefits (vii)	(4,493)	(4,493)
Derivative instruments (iv)	5,400	(31,624)
Income taxes (v)	126	10,511

	1,033	(25,606)

Accumulated other comprehensive loss, at end of period	$(19,780)	$(25,606)

Consolidated Balance Sheets

		June 30,		December 31,
		2007		2006
	Canada	United States	Canada	United States
				(Restated)
Fixed assets	$1,332,749	$1,436,578	$1,289,429	$1,399,531
Goodwill	438,819	2,582,644	438,582	2,582,407
Future income tax assets	15,947	16,417	28,086	28,386
Other assets	30,137	6,698	45,282	20,925
Other liabilities	(466,302)	(477,471)	(385,271)	(449,476)
Long-term debt	(900,219)	(900,501)	(1,021,170)	(1,007,557)
Long-term deferred revenue	(21,177)	(3,100)	(22,407)	(4,206)
Future income tax liabilities	(149,481)	(173,323)	(154,943)	(172,866)
Contributed surplus	(576,979)	(5,172,443)	(576,979)	(5,172,443)
Deficit	546,422	2,935,450	673,125	3,063,427
Accumulated other comprehensive loss	20,813	19,780	—	25,606

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars)
12.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheets (continued)
(i)	Push-down basis of accounting

The basis of accounting used in the preparation of these financial statements under U.S. GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Media Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect the parent’s cost basis, were:
(a)	The carrying values of fixed assets were increased by $110.8 million;

(b)	The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt, and further reduction in deferred charges was recorded for a total amount of $22.6 million;

(c)	Accrued charges increased by $41.5 million;

(d)	Future income tax liability increased by $24.4 million; and

(e)	The $4,631.1 million excess of parent’s cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,653.4 million was credited as contributed surplus. In 2004, the Company and its parent materialized income tax benefits in the amount of $84.3 million which had not been recognized at the date of acquisition. Therefore, goodwill has been decreased by $84.3 million, contributed surplus has been decreased by $67.4 million and income tax expense for U.S. GAAP purposes has been increased by $16.9 million.
(ii)	Goodwill impairment

The accounting requirements for goodwill under Canadian GAAP and U.S. GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under U.S. GAAP, an impairment loss recognized as a result of transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars)
12.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(iii)	Development and pre-operating costs

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability are deferred and amortized. Under U.S. GAAP, these costs are expensed as incurred.

(iv)	Derivative instruments

Prior to 2007, under Canadian GAAP, derivative financial instruments were accounted for on an accrual basis. Realized and unrealized gains and losses were deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions. Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement option included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and, therefore, must be recorded at their fair value. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded at their fair value. Accordingly, measurement of ineffectiveness recorded in earnings for hedging relationships can differ from the measurement under Canadian GAAP.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative instruments and hedge accounting.

(v)	Income taxes

This adjustment represents the tax impact of the U.S. GAAP adjustments. Furthermore, under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while, under U.S. GAAP, measurement is based on enacted tax rates.

(vi)	Comprehensive income

The concept of other comprehensive income was introduced under Canadian GAAP upon the adoption of Section 1530 (note 2) while this concept was already in application under U.S. GAAP. Other comprehensive income consists of adjustments to shareholder’s equity related to the accrued pension benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets and to changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars)
12.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(vii)	Pension and postretirement benefits:

Under U.S. GAAP, Statement No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158), was issued in 2006 and requires the recognition in the balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss. FAS 158 was effective prospectively for fiscal years ended after December 15, 2006 and the amounts presented for prior periods have not been restated for this change. This change in accounting policy resulted in an adjustment of $3,160 recorded in accumulated other comprehensive loss and did not have an impact on the Company’s consolidated statement of operations.

Under U.S. GAAP, for 2006 and prior years, if the accumulated benefit obligation exceeded the fair value of a pension plan’s assets, the Company was required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which was recorded in accumulated other comprehensive loss. The additional minimum liability concept from FAS 87 has been eliminated with the adoption of FAS 158.

Under Canadian GAAP, a company is not required to recognize the over- or underfunded positions or to recognize an additional minimum liability.

(viii)	Share-based payment:

Under U.S. GAAP, the Company adopted the new standards of FASB No. 123(R), Share-Based Payment (SFAS 123(R)). In accordance with SFAS 123(R), the liability related to stock-based awards that call for settlement in cash or other asset must be measured at its fair value based on the fair value of stock option awards, and shall be remeasured at the end of each reporting period through settlement. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stock option awards instead of the fair value.

(ix)	Accounting for uncertainty in income taxes:

Under U.S. GAAP, on January 1, 2007, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 had no impact on the Company’s opening retained deficit under U.S. GAAP.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended June 30, 2007 and 2006
(in thousands of Canadian dollars)
12.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(ix)	Accounting for uncertainty in income taxes (continued):

Under Canadian GAAP, there is no such interpretation and, therefore, the reserve related to income tax contingencies is not based on the same level of likelihood as the one used under the new rules of FIN 48.
13.	Subsequent event:

On July 23, 2007, the Company reduced the paid-up capital of its common shares by a cash distribution of $131.0 million.